UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 6, 2002

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
November 6, 2002

Item 5. Other Events and Regulation FD Disclosure

On November 6, 2002, First Midwest Bancorp, Inc. issued a press release announcing its participation in the 2002 Sandler O'Neill Conference. This press release, dated November 6, 2002, is attached as Exhibit 99 to this report.

Item 7. Financial Statements and Exhibits

   (a) and (b) not applicable

   (c) Exhibit Index:

99   Press Release issued by First Midwest Bancorp, Inc. dated November 6, 2002.

The following Items are not applicable for this Form 8-K:

   Item 1.   Changes in Control of Registrant

   Item 2.   Acquisition or Disposition of Assets

   Item 3.   Bankruptcy or Receivership

   Item 4.   Changes in Registrant's Certifying Accountant

   Item 6.   Resignations of Registrant's Directors

   Item 8.   Change in Fiscal Year

   Item 9.   Regulation FD Disclosure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          First Midwest Bancorp, Inc.
                                          _____
                                                  (Registrant)

Date: November 6, 2002   /s/ MICHAEL L. SCUDDER
                                          _____
                                               Michael L. Scudder
                                           Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO]   **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE

TRADED: Nasdaq
SYMBOL: FMBI

CONTACT: Michael L. Scudder
(630) 875-7283
James M. Roolf
(630) 875-7463

**FIRST MIDWEST TO PARTICIPATE IN
SANDLER O'NEILL 2002 FINANCIAL SERVICES CONFERENCE**

ITASCA, IL., NOVEMBER 6, 2002 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced that John M. O'Meara, President and Chief Operating Officer, will participate in the Sandler O'Neill 2002 Financial Services Conference to be held in Palm Beach Gardens, Florida on November 13, 2002. First Midwest will participate in a panel discussion of the Chicago Banking Market commencing at 10:20 AM (EST) and will present a brief overview of its operations preceding the discussion.

Interested individuals may view a live webcast by accessing http://www.sandler.smc.net/event_registration. Alternately, an audio conference is available at (800) 239-8730 by referencing the "Sandler O'Neill Conference, Session 1". For those unable to attend the live broadcast, a replay will be available at http://www.sandleroneill.com for approximately 7 days following the conference. A copy of First Midwest's presentation materials will also be available on November 13, 2002 by accessing the Investor Relations section of the Company's website, www.firstmidwest.com.

With assets of approximately $6 billion, First Midwest is the largest independent and one of the overall largest banking companies in the highly attractive suburban Chicago banking market. As the premier independent suburban Chicago banking company, First Midwest provides commercial banking, trust, investment management and related financial services to a broad array of customers through some 70 offices located in more than 40 communities primarily in northern Illinois.

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